

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

August 13, 2009

Mr. Frank M. Drendel
Chairman and Chief Executive Officer
CommScope, Inc.
1100 CommScope Place, SE
Hickory, North Carolina 28602

      Re: **CommScope, Inc.**
              Form 10-K for Fiscal Year Ended December 31, 2008
              Filed February 26, 2009
              File No. 1-12929

Dear Mr. Drendel:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                            Sincerely,

                            Larry Spirgel
                            Assistant Director